November 1, 2012

SUBMITTED VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Radian Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File Number: 001-11356

Dear Mr. Rosenberg:

On behalf of Radian Group Inc., I respectfully provide our responses to the comments in your letter dated October 23, 2012. For your convenience, the text of your comments is reproduced below before the applicable response. References in this letter to “Radian Group” or the “Company” refer to Radian Group Inc. and references to “we,” “us,” “our,” or “ours,” refer to Radian Group Inc. and its consolidated subsidiaries.

Directly Insured Corporate CDO Portfolio, page 33

1.
Please refer to your response to our comment two. You state in your response to comment two that for the most recent period ended June 30, 2012 there is no longer a significant difference between your internal rating and other methodologies and that you are proposing to no longer provide disclosure about the differences between the two methods. Please confirm that should the differences between the two methods become material in the future, you will disclose the information regarding ratings derived from utilizing the CDO Evaluator and clarify the factors that led to the differences in the credit ratings between your internal ratings and those by the NRSROs.

Response:

The Company acknowledges the Staff’s comment and confirms that, if the differences between the two methods become material in the future, it will disclose the information regarding ratings derived from utilizing the CDO Evaluator and clarify the factors that led to the differences in the credit ratings between the Company’s internal ratings and those by the NRSROs.

Jim B. Rosenberg
U.S. Securities and Exchange Commission
November 1, 2012

15. Statutory Information, page 28

2.
Since you indicate in your proposed disclosure in respect to the third bullet point in comment five that dividends are limited to your capital surplus or (subject to certain limitations) recent net profits, please revise your proposed disclosure to quantify these amounts.

Response:

As we provided in our response to the third bullet point in comment five of the Staff’s letter dated September 28, 2012 (the “September Comment Letter”), there are no specific restrictions that limit the payment of dividends by Radian Group, other than those limitations applicable generally to corporations under Delaware law. Delaware corporation law provides that dividends are only payable out of a corporation’s capital surplus or (subject to certain limitations) recent net profits. In future reports, we will include the disclosure set forth below to explicitly address any restrictions, or lack thereof, on Radian Group’s dividend-paying ability. In response to the Staff’s most recent comment, we will also include additional disclosure as underlined below, but updated for the applicable reporting period, to indicate that Radian Group’s capital surplus is equivalent to its total stockholders’ equity less the par value of its common stock:

“Dividends. Our quarterly common stock dividend is $0.0025 per share. Assuming that our outstanding common stock remains constant at 133,199,159 shares (the number of shares outstanding at December 31, 2011), we would require approximately $1.3 million in the aggregate to pay our quarterly dividends for the next twelve months. Radian Group is not subject to any limitations on its ability to pay dividends except those generally applicable to corporations, such as Radian Group, that are incorporated in Delaware. Delaware corporation law provides that dividends are only payable out of a corporation’s capital surplus or (subject to certain limitations) recent net profits. As of December 31, 2011, our capital surplus was $1.2 billion, representing our dividend limitation under Delaware law.”

3.
Please revise your proposed disclosure in respect to the sixth bullet point in comment five to also disclose the maximum risk-to-capital allowed by the regulators for all of your subsidiaries, or tell us why such disclosure is not required.

Jim B. Rosenberg
U.S. Securities and Exchange Commission
November 1, 2012

Response:

Within our response to the sixth bullet point in comment five of the September Comment Letter, we provided our proposed, expanded disclosure describing the maximum risk-to-capital allowed by the regulators for Radian Guaranty, as requested. Currently, Radian Guaranty is our only subsidiary that is directly writing new mortgage guaranty insurance and is licensed in all fifty states and the District of Columbia, including the 16 states that currently have a statutory or regulatory risk-based capital requirement; therefore, we focus our disclosures on Radian Guaranty's risk-based capital requirements.

On page 17 of our Form 10-Q for the quarterly period ended June 30, 2012, and in our other periodic reports, we also provide disclosure on our only other subsidiary that is licensed to write mortgage insurance in each of the fifty states and the District of Columbia, Radian Mortgage Assurance Inc. (“RMAI”), noting that we intend to write new first-lien mortgage insurance business in RMAI in any state that does not permit Radian Guaranty to continue writing insurance. We further disclose that the GSEs have imposed a maximum risk-to-capital ratio of 20 to 1 for RMAI, if we were to begin writing business through that subsidiary.

As we disclose within Note 15 of our Annual Report on Form 10-K for the year ended December 31, 2011 (the “Form 10-K”), our other mortgage insurance subsidiaries are each subject to minimum statutory surplus amounts in order to remain an authorized reinsurer and to meet the requirements to be licensed in their respective states of domicile. These other mortgage subsidiaries are not subject to maximum risk-to-capital thresholds, as they do not write direct business, are currently licensed only in their respective states of domicile, and primarily only provide reinsurance to Radian Guaranty for certain identified policies. We disclose both the actual and required minimum capital levels for our three reinsurance subsidiaries within Note 15 of our Form 10-K. For each of these three reinsurance subsidiaries (i.e., CMAC of Texas, Radian Insurance, and Radian Mortgage Insurance), the minimum required statutory capital and surplus is $20.0 million to remain an authorized reinsurer.

We also disclose in our Form 10-K the actual and minimum surplus amounts required to be maintained for Radian Asset Assurance, our financial guaranty subsidiary domiciled in New York. As of December 31, 2011, Radian Asset Assurance was required to have a minimum policyholders’ surplus of $66.4 million.

In future filings, beginning with our Form 10-Q for the period ended September 30, 2012, we will add reference to the capital requirements of our other insurance subsidiaries within Note 1, as underlined below, and will include details on the actual and required minimum capital levels for these subsidiaries within our Statutory Information footnote:

“We actively manage Radian Guaranty’s risk-to-capital position in various ways, including: (1) through internal and external reinsurance arrangements; (2) by seeking opportunities to reduce our risk exposure through commutations or other negotiated transactions; (3) by contributing additional capital from Radian

Jim B. Rosenberg
U.S. Securities and Exchange Commission
November 1, 2012

Group to our mortgage insurance subsidiaries; and (4) by realizing gains in our investment portfolio through open market sales of securities. Radian Group had unrestricted cash and liquid investments of $[368.3] million as of September 30, 2012 . Our remaining available liquidity may be used to further support Radian Guaranty’s risk-to-capital position. Depending on the extent of our future statutory incurred losses in our regulated mortgage insurance subsidiaries and in Radian Asset Assurance, as well as the level of new insurance written (“NIW”) and other factors, the amount of capital contributions required for Radian Guaranty to remain in compliance with the Statutory RBC Requirements could be substantial and could exceed amounts maintained at Radian Group. In addition, while our financial guaranty insurance subsidiary and other mortgage insurance subsidiaries, which provide reinsurance to Radian Guaranty but do not write direct business of their own, are not subject to Statutory RBC Requirements, these subsidiaries are subject to certain minimum statutory surplus requirements. All of these subsidiaries were in compliance with their respective statutory surplus requirements as of September 30, 2012. These subsidiaries may require additional capital contributions in the future to maintain minimum capital levels, in order for Radian Guaranty to continue to utilize reinsurance arrangements with these subsidiaries. See Note 14 and “Holding Company Liquidity” and “Risks and Uncertainties” below in this Note 1 for additional details.”

Controls and Procedures
Internal Control over Financial Reporting, page 245

4.
We note management has concluded that disclosure controls and procedures were effective as of the end of the fiscal year. We asked you to consider whether management’s failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us what actually happened and why the disclosure regarding management’s report on internal control over financial reporting was not included in the filing as your explanation “as a result of human error,” is vague. Also tell us the factors you considered and highlight for us those factors that support your conclusion in view of the facts surrounding the failure to provide the report on internal control over financial reporting. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Alternatively, please further amend the 10-K to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

Response:

Jim B. Rosenberg
U.S. Securities and Exchange Commission
November 1, 2012

In our prior response to question eight in the September Comment Letter, we reported that all of the information required to be disclosed within management’s report on internal control over financial reporting in our 2011 Form 10-K was not included as a result of human error. More specifically, this error was the result of the failure of the persons preparing and reviewing our disclosure compliance checklists to recognize that the disclosure included in our Form 10-K, while not inaccurate, did not satisfy all of the requirements for Item 9A and was more consistent with language required for a quarterly filing. This oversight was an isolated, inadvertent omission of certain language in Item 9A.

In re-evaluating the overall effectiveness of our disclosure controls and procedures as of the end of 2011, we carefully considered a number of factors, including: established SEC guidance on such controls and procedures; the overall design of our disclosure controls and procedures; and the nature of this particular omission, in light of the fact that we believe, as described in more detail in our previous response letter, that it was reasonably clear to a reader that management of the Company had conducted the required assessment of the effectiveness of the Company’s internal control over financial reporting. In weighing all these factors with the definition of disclosure controls and procedures provided in Rule 13a-15(e), notwithstanding the omission of certain required language in Item 9A, management continues to believe that the Company’s disclosure controls and procedures were effective for the reasons set forth in more detail below.

Rule 13a-15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires issuers to maintain disclosure controls and procedures and requires each issuer’s management to evaluate the effectiveness of the issuer’s disclosure controls and procedures as of the end of each fiscal quarter. We note that the definition in Rule 13a-15(e) provides that “disclosure controls and procedures” are controls and procedures “… designed to ensure that information required to be disclosed” is reported accurately and in a timely fashion. In the Adopting Release for Rule 13a-15 (Certification of Disclosure, SEC Release No. 33-8124; 34-46427, August 29, 2002), the Commission noted that the newly-adopted rule 13a-15 “should help issuers maintain sufficient internal controls and procedures to provide reasonable assurance that they can record, process, summarize and report the information that is required in all Exchange Act reports.” Section 13(b)(7) of the Exchange Act defines, albeit in a slightly different context, “reasonable assurances” to mean “such degree of assurance as would satisfy prudent officials in the conduct of their own affairs.” As we stated in Item 9A, the Company’s management “does not expect that our disclosure controls and procedures will prevent or detect all errors…and a control system, irrespective of how well it is designed and operated, can only provide reasonable assurance, and cannot guarantee that it will succeed in its stated objectives.” Accordingly, we believe that disclosure controls, even when effective, may not prevent all errors, including human errors in the application of such controls.

Our disclosure controls and procedures are designed with a number of checks that we believe provide reasonable assurances that the information required to be disclosed is reported accurately and in a timely fashion. Our disclosure controls and procedures include, among other things, the following:

Jim B. Rosenberg
U.S. Securities and Exchange Commission
November 1, 2012

•	Initial drafts of the Company’s periodic reports are prepared by members of our SEC Reporting group.

•
After initial internal review, the Company’s periodic reports are reviewed by senior members of our SEC Reporting group and by other senior Company employees across various functions and departments, including internal counsel.

•
Throughout the course of preparing and reviewing any periodic report, members of our SEC Reporting group and employees from certain other departments meet regularly to discuss comments, questions and issues, and to review and revise the report.

•
After this review and revision process, the draft periodic report is then provided to the Company’s Disclosure Committee, which is comprised of our Chief Executive Officer, our Chief Financial Officer, all other members of our senior management and other business and accounting personnel. The Disclosure Committee meets to discuss the report and address any outstanding issues.

•
The Audit Committee of our board of directors meets with the Company’s management, internal audit, and independent public accounting firm to review the entire document and provide comments before the report is filed.

•
Prior to filing, a senior member of the Company’s SEC Reporting group reviews the report against a disclosure compliance checklist that outlines the disclosure required to be included in the report, including the following specific items required by Item 9A:

◦	“A statement identifying the framework used by management to evaluate the effectiveness of the registrant’s internal control over financial reporting.

◦
Management’s assessment of the effectiveness of the registrant’s internal control over financial reporting as of the end of the registrant’s most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective. This discussion must include disclosure of any material weakness in the registrant’s internal control over financial reporting identified by management. Management is not permitted to conclude that the registrant’s internal control over financial reporting is effective if there are one or more material weaknesses in the registrant’s internal control over financial reporting.

◦	A statement that the registered public accounting firm that audited the financial statements included in the annual report containing the

Jim B. Rosenberg
U.S. Securities and Exchange Commission
November 1, 2012

disclosure required by this Item has issued an attestation report on the effectiveness of the registrant’s internal control over financial reporting.”

•
The head of our SEC Reporting group reviews the compliance checklist for completion and reasonableness of conclusions that require significant judgment. The Company’s outside securities counsel also reviews the report, including performing a “rules check” of the report, comparing the disclosure provided in the report to the disclosure requirements contained in Form 10-K and in Regulation S-K to verify compliance with those disclosure requirements.

During the preparation of the 2011 Form 10-K, we followed the procedures outlined above, including two separate disclosure compliance rules checks described above. In each instance, the individual completed the compliance review, including with respect to Item 9A, but failed to recognize that the disclosure included did not satisfy all of the requirements of Item 9A. As a result of this human error in not identifying that certain specific disclosures were omitted from the Company's Item 9A disclosure, our controls as designed were not appropriately carried out, and as a result, the Company inadvertently failed to include management’s conclusion as to the effectiveness of internal control over financial reporting in Item 9A of the final 2011 Form 10-K.

Although the omission of this conclusion did not conform to the requirements of Form 10-K, the Company’s disclosure controls and procedures resulted in (i) the Company recording, processing and summarizing the relevant information regarding internal control over financial reporting within the applicable time periods, (ii) the information being appropriately accumulated and communicated to the Company’s Chief Executive Officer and Chief Financial Officer, and (iii) the Company’s management evaluating and concluding on the effectiveness of internal control over financial reporting. We have confirmed that management did, in fact, perform its evaluation of, and did complete its report on, the Company’s internal control over financial reporting. Accordingly, the failure to include management’s conclusion on the effectiveness of internal control over financial reporting in the 2011 Form 10-K was solely a human error impacting the reporting of information under Item 9A, and was not an error with respect to recording, processing, or summarizing the information required to be disclosed by us. With respect to reporting, management has reevaluated its disclosure controls and procedures as of December 31, 2011 and has concluded that, notwithstanding the error in Item 9A, the use of two separate compliance rules checks and review under the supervision of two different functions (legal and financial) constitute an effective design to provide reasonable assurance that information required to be disclosed is reported accurately and in a timely fashion, and that this incident does not change our conclusion that our disclosure controls and procedures were effective.

For the reasons stated, and given the particular facts and circumstances, management has confirmed its initial determination that, as of December 31, 2011, its disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, were effective to provide reasonable assurance that information required to be disclosed by the

Jim B. Rosenberg
U.S. Securities and Exchange Commission
November 1, 2012

Company was recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

*    *    *    *

Jim B. Rosenberg
U.S. Securities and Exchange Commission
November 1, 2012

In connection with the responses to the comments set forth above, we acknowledge that:

•we are responsible for the adequacy and accuracy of the disclosure in our filings;
•Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and
•we may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions about the response to your comment or require further explanation, please do not hesitate to contact me at (215) 231-1444.

Sincerely,

/s/ C. Robert Quint

C. Robert Quint
Chief Financial Officer
Radian Group Inc.